Exhibit 1

Media Relations	Investor Relations	Analyst Relations
Jorge Pérez	Eduardo Rendón	Lucy Rodriguez
+52(81) 8888-4334	+52(81) 8888-4256	+1(212) 317-6007
mr@cemex.com	ir@cemex.com	ir@cemex.com

CEMEX ANNOUNCES DIVESTMENT

OF ASSETS IN THE BALTICS AND NORDICS

MONTERREY, MEXICO. FEBRUARY 20, 2019. – CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) announced today that it has signed an agreement for the sale of assets in the Baltics and Nordics to the German building materials group SCHWENK, for approximately €340 million.

The Baltic assets being divested consist of 1 cement production plant in Broceni with a production capacity of approximately 1.7 Mt, 4 aggregates quarries, 2 cement quarries, 6 ready-mix plants, 1 marine terminal and 1 land distribution terminal in Latvia. The assets divested also include CEMEX’s approximate 38% indirect interest in 1 cement production plant in Akmene in Lithuania, with a production capacity of approximately 1.8 Mt. In addition, the exports business to Estonia is also included as part of the divestment. The Nordic assets being divested consist of 3 import terminals in Finland, 4 import terminals in Norway and 4 import terminals in Sweden.

Consolidated operating EBITDA generated by the divested assets was approximately €27.3 million in 2018. The proceeds expected to be obtained from this divestment will be used mainly for debt reduction and for general corporate purposes.

The closing of this transaction is subject to the satisfaction of standard conditions for this type of transactions, which includes authorization by regulators. We currently expect to finalize this divestment during the first quarter of 2019.

CEMEX is a global building materials company that provides high quality products and reliable service to customers and communities in more than 50 countries. CEMEX has a rich history of improving the well-being of those it serves through innovative building solutions, efficiency advancements, and efforts to promote a sustainable future.

For more information on CEMEX, please visit: www.cemex.com

For more information on SCHWENK, please visit: www.schwenk.de

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties, and assumptions. Many factors could cause the actual results, performance, or achievements of CEMEX or the transaction herein described to be materially different from those expressed or implied in this release, including not satisfying all closing conditions required to close this divestment. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CEMEX assumes no obligation to update or correct the information contained in this press release. CEMEX is not responsible for the content of any third-party website or webpage referenced to or accessible through this press release.

Operating EBITDA is defined as operating income plus depreciation and operating amortization. Free Cash Flow is defined as Operating EBITDA minus net interest expense, maintenance and expansion capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation). Net debt is defined as total debt minus the fair value of cross-currency swaps associated with debt minus cash and cash equivalents. The Consolidated Funded Debt to Operating EBITDA ratio is calculated by dividing Consolidated Funded Debt at the end of the quarter by Operating EBITDA for the last twelve months. All of the above items are presented under the guidance of International Financial Reporting Standards as issued by the International Accounting Standards Board. Operating EBITDA and Free Cash Flow (as defined above) are presented herein because CEMEX believes that they are widely accepted as financial indicators of CEMEX’s ability to internally fund capital expenditures and service or incur debt. Operating EBITDA and Free Cash Flow should not be considered as indicators of CEMEX’s financial performance, as alternatives to cash flow, as measures of liquidity or as being comparable to other similarly titled measures of other companies.